AB 3/10

KH 3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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11018973

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2011

Washington, DC

SEC FILE NUMBER
8- 52394

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WATKINS FINANCIAL SERVICES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

722 W SHEPARD LANE, SUITE 103
(No. and Street)

FARMINGTON	UT	84025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER M WATKINS (801) 451-6367
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STAYNER BATES & JENSEN PC
(Name – *if individual, state last, first, middle name*)

510 SOUTH 200 WEST, SUITE 200,	SALT LAKE CITY	UT	84101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 3/15

OATH OR AFFIRMATION

I, CHRISTOPHER M WATKINS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WATKINS FINANCIAL SERVICES INC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY NAPPI
Notary Public State of Utah
My Commission Expires on:
April 1, 2014
Comm. Number: 581853

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE – DECEMBER 31, 2010

WATKINS FINANCIAL SERVICES, INC.

CONTENTS

Stayner Bates & Jensen P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Watkins Financial Services, Inc.
Farmington, Utah

We have audited the accompanying balance sheet of Watkins Financial Services, Inc. as of December 31, 2010 and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Watkins Financial Services, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Stayner, Bates + Jensen, P.C.

Stayner, Bates & Jensen, P.C.
Salt Lake City, Utah
February 14, 2011

510 South 200 West Suite 200 • Salt Lake City, Utah 84101 • 801.531.9100 • Fax 801.531.9147
Mail: P.O. Box 2995 • Salt Lake City, Utah • 84110-2995

Watkins Financial Services, Inc.
Balance Sheet
December 31, 2010

ASSETS

Current Assets:		
Cash	$	16,451
Receivables from customers		58,456
Total Current Assets		74,907
Property and equipment, net (Notes 2 and 3)		4,424
Total Assets	$	79,331

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts payable	$	8,162
Accrued liabilities		5,258
Total Current Liabilities		13,420
Subordinated debt to stockholder (Note 4)		10,000
Total Liabilities		23,420
Stockholders' Equity:		
Common stock - $ 0.10 par value; 1,000 authorized shares, 1,000 shares issued and outstanding		100
Additional paid-in capital		28,900
Retained earnings		26,911
Total Stockholders' Equity		55,911
Total Liabilities and Stockholders' Equity	$	79,331

The accompanying notes are an integral part of these financial statements

Watkins Financial Services, Inc.
Statement of Operations
For the Year Ended December 31, 2010

Revenues - commissions	$	567,760
Expenses		
Officer concessions		352,000
Payroll		159,410
Other general and administrative		62,745
Total Expenses		574,155
Loss from Operations		(6,395)
Other Income (Expense):		
Interest and dividends		71
Net Loss	$	(6,324)

The accompanying notes are an integral part of these financial statements

Watkins Financial Services, Inc.
Statement of Stockholders' Equity
For the Year Ended December 31, 2010

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2010	1,000	$ 100	$ 28,900	$ 33,235	$ 62,235
Net loss	-	-	-	(6,324)	(6,324)
Balance, December 31, 2010	1,000	$ 100	$ 28,900	$ 26,911	$ 55,911

The accompanying notes are an integral part of these financial statements

Watkins Financial Services, Inc.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2010

Subordinated borrowings, beginning of year	$	10,000
Increases		-
Decreases		-
Subordinated borrowings, end of year	$	10,000

The accompanying notes are an integral part of these financial statements

Watkins Financial Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash Flows From Operating Activities:		
Net loss	$	(6,324)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		947
Change in assets and liabilities:		
Accounts receivable		(15,022)
Accounts payable		2,459
Accrued liabilities		(2,195)
Net Cash Used in Operating Activities		(20,135)
Cash Flows From Investing Activities:		-
Cash Flows From Financing Activities:		-
Net decrease in cash		(20,135)
Cash, beginning of year		36,586
Cash, end of year	$	16,451
Supplemental Cash Flow Information		
Cash paid for interest	$	-

The accompanying notes are an integral part of these financial statements

1. Nature of Operations

Watkins Financial Services, Inc. (the "Company") was incorporated in the State of Utah on January 7, 2000, for the purpose of operating a broker dealer business. All issued shares of the Company's common stock are held by one shareholder (the shareholder).

2. Summary of Significant Accounting Policies

The Company's accounting policies reflect practices of the financial services industry and conform to generally accepted accounting principles. The following policies are considered to be significant:

Accounting method

The financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

Revenue and cost recognition

Revenues are recognized as follows:

- *Commissions*: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

- *Securities Transactions*: Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Income taxes

The Company has elected, with the consent of its shareholders, to be taxed as an "S" corporation under the Internal Revenue Service Code Section 1362. An "S" Corporation does not generally pay income taxes, but instead, its shareholders are taxed on the Company's income. Therefore these statements will not include any provision for corporate income tax.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. While actual results could differ from those estimates, management believes that the estimates are reasonable.

2. Summary of Significant Accounting Policies (Continued)

Cash and cash equivalents

For the purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Property and equipment

Property and equipment is stated at cost. Depreciation is provided using straight-line methods over the estimated useful lives of the assets. The estimated useful lives are as follows:

Office equipment	3 years
Furniture and fixtures	7 years

Accounts receivable

No allowance for uncollectible accounts has been provided. Management has evaluated the accounts and believes they are all collectible at December 31, 2010.

Advertising

The Company follows the policy of charging the cost of advertising to expense as incurred.

Fair value of financial instruments

The fair value of financial instruments including cash, contracts receivable, accounts payable, and notes payable approximate book values at December 31, 2010.

Concentrations of credit risk

The Company provides consulting and brokerage services to corporations, pension and retirement funds, and individuals in the United States. Substantially all revenues and receivables relate to providing services to these entities and individuals.

Although the Company is directly affected by the economy, management does not believe significant credit risk exists at December 31, 2010.

The Company's bank deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") to certain levels. In October 2008, the Emergency Economic Stabilization Act of 2008 temporarily increased the FDIC deposit insurance from $100,000 to $250,000 per depositor through December 31, 2013. The Company has not experienced any losses in such accounts or lack of access to its cash, and believes it is not exposed to significant risk of loss with respect to cash. However, no assurance can be provided that access to the Company's cash will not be impacted by adverse economic conditions in the financial markets. As of December 31, 2010, the Company had a total of $-0- that exceeded the federally insured limits.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2010:

Office equipment	$	2,236
Furniture and fixtures		6,625
Total property and equipment		8,861
Accumulated depreciation		(4,437)
Property and equipment, net	$	4,424

Depreciation expense on property and equipment was $947 for the year ended December 31, 2010.

4. Related Party Transactions

The Company has subordinated debt to a shareholder in the amount of $10,000. The debt is due September 30, 2013, and is non-interest bearing. The debt is subordinated to all other liabilities.

The Company provides services for individuals and entities that are related to the shareholder of the Company. The Company had $400,566, or 71% of its revenue, from these individuals and entities for the year ended December 31, 2010.

5. Fair Value of Financial Instruments

None of the Company's financial instruments are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2010 does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $5,000. At December 31, 2010, the Company had net capital of $61,487, which was $56,487 in excess of its required net capital of $5,000.

7. Reserve Requirements

The Company is exempt from the provisions of Rule 15c3-3 (per paragraph K (2) (i)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers.

8. Subsequent Events

The Company has evaluated subsequent events through February 14, 2011, the date which the financial statements were available to be issued.

Watkins Financial Services, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	55,911
Add: Subordinated borrowing allowable in computation of net capital		10,000
Less: Non-allowable assets (see page 13)		(4,424)
NET CAPITAL	$	61,487
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	895
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	56,487
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	60,145
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities net of deferred income taxes payable and deferred income	$	13,420
Percentage of aggregate indebtedness to net capital		22%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	61,487
Audit Adjustments		-
NET CAPITAL PER AUDIT REPORT	$	61,487

Watkins Financial Services, Inc.
Non-Allowable Assets
December 31, 2010

NON-ALLOWABLE ASSETS

Property and equipment, at cost, net of accumulated depreciation of $4,437	$	4,424
TOTAL NON-ALLOWABLE ASSETS	$	4,424

PART II

WATKINS FINANCIAL SERVICES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2010

Stayner Bates & Jensen P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Watkins Financial Services, Inc.
Farmington, Utah

In planning and performing our audit of the financial statements of Watkins Financial Statements, Inc. (the Company), for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13,

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

510 South 200 West Suite 200 • Salt Lake City, Utah 84101 • 801.531.9100 • Fax 801.531.9147
Mail: P.O. Box 2995 • Salt Lake City, Utah • 84110-2995

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving internal control as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Watkins Financial Services, Inc. for the year ended December 31, 2010. Due primarily to the limited number of personnel working for the Company and performing accounting related functions, we noted a lack of segregation of duties exists between accounting for assets and access to those assets. A lack of segregation of duties increases the likelihood that intentional or unintentional errors could occur and not be detected in a timely manner.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Stayner, Bates & Jensen, P.C.

Stayner, Bates & Jensen, P.C.
Salt Lake City, Utah
February 14, 2011

PART III

WATKINS FINANCIAL SERVICES, INC.

STATEMENT OF SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2010

Stayner Bates & Jensen P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Watkins Financial Services, Inc.
Farmington, Utah

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Watkins Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Watkins Financial Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Watkins Financial Services, Inc.'s management is responsible for Watkins Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries including check register and bank statement noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

510 South 200 West Suite 200 • Salt Lake City, Utah 84101 • 801.531.9100 • Fax 801.531.9147
Mail: P.O. Box 2995 • Salt Lake City, Utah • 84110-2995

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Stayner, Bates + Jensen, P.C.

Stayner, Bates & Jensen, P.C.
Salt Lake City, Utah
February 14, 2011